

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 25, 2006

Mr. Steven W. Tholen
Chief Financial Officer
Harvest Natural Resources, Inc.
1177 Enclave Parkway, Suite 300
Houston, Texas 77077

    Re: Harvest Natural Resources, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed February 27, 2006
       Form 10-Q for Fiscal Quarter Ended March 31, 2006
       Filed April 20, 2006
       File No. 001-10762

Dear Mr. Tholen:

   We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Risk Factors, page 13

1.   We note your disclosure on page 14 in which you explain your 80 percent-owned
        subsidiary, Harvest Vinccler would be insolvent in the event it is required to pay
        the taxes currently imposed by SENIAT. However, you also state that you
        believe such tax payments would not impact your cash position. Please explain
        the basis for your belief, considering the preliminary tax assessment is
        approximately $85 million excluding penalties, and in light of your disclosure
        suggesting various conditions are present which will have a material adverse
        effect on your subsidiary's financial position, results of operations and cash
        flows.

Financial Statements

Supplemental Information on Oil and Natural Gas Producing Activities (unaudited), page
S-21

2.   We note that you filed Form 8-K on April 4, 2006 to announce that you signed a
        Memorandum of Understanding with PDVSA to form a mixed company effective
        April 1, 2006.   We presume the formation of the mixed company will result in
        changes to your oil and gas reserve quantities. Tell us how you determined that it
        was unnecessary to disclose, in your interim financial report on Form 10-Q for the
        fiscal quarter ended March 31, 2006, how this formation change impacts your
        disclosures about your oil and gas producing activities previously presented in
        your Form 10-K, as required by paragraph 9 of SFAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief